PE 12/11/2015



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



15008666

NO ACT

January 8, 2016

Robert J. Joseph
Jones Day
rjjoseph@jonesday.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-8-16

Re: NorthWestern Corporation
Incoming letter dated December 11, 2015

Dear Mr. Joseph:

This is in response to your letter dated December 11, 2015 concerning the shareholder proposal submitted to NorthWestern by the New York State Common Retirement Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Patrick Doherty
State of New York
Office of the State Comptroller
pdoherty@osc.state.ny.us

January 8, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: NorthWestern Corporation
Incoming letter dated December 11, 2015

The proposal seeks a report assessing how NorthWestern is adapting, or could adapt, its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value.

We are unable to concur in your view that NorthWestern may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions. Accordingly, we do not believe that NorthWestern may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601.1692
TELEPHONE: +1.312.782.3939 • FACSIMILE: +1.312.782.8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

December 11, 2015

No-Action Request
1934 Act/Rule 14a-8

Via E-Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client NorthWestern Corporation, a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the shareholder proposal (the "Proposal") filed by the New York State Common Retirement Fund (the "Proponent") from the Company's 2016 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for April 20, 2016. The definitive copies of the 2016 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about March 3, 2016. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if, in reliance on the analysis set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Staff Legal Bulletin No. 14D, we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)(2)), and the undersigned has included his name, email address and telephone number in this letter. We are simultaneously forwarding by email a copy of this letter to the Proponent as notice of the Company's intent to omit the Proposal from the Company's 2016 proxy materials.

Background

The Proposal. The Proposal requests that the Company prepare a report describing how it could adapt its business model to increase deployment of distributed low-carbon electricity generation resources through equipment the Company owns or provides to its customers through a partnership with third-party installers as a means to reduce greenhouse gas emissions. The Proposal includes the following language:

> "**Resolved:** With board oversight, assess how Northwestern is adapting (or could adapt) its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1st, 2016.
>
> **Supporting Statement:** We recommend the assessment include analysis of revenue models for significant adoption of customer-sited solar and other applicable distributed generation resources (to be determined by management) using equipment owned by [The Company] or by partnering with third-party installers who either lease or sell the equipment to customers."

A copy of the full text of the Proposal, including its supporting statements, is attached to this letter as Exhibit A.

Discussion of Reasons for Omission

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 proxy materials pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal relates to the Company's "ordinary business operations." By focusing on the specific resources to be offered to customers to generate electricity, the Proposal relates to the Company's ordinary business operations by addressing the offering of products and services to the Company's customers and the Company's choice of technologies.

According to the SEC release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with the flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998

Release"). In the 1998 Release, the SEC described the two central considerations underlying the ordinary business exclusion. As is particularly relevant here, one of those considerations was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The 1998 Release goes on to note that proposals relating to such matters but focusing on "significant social policy issues" would generally not be excludable under Rule 14a-8(i)(7) because they "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." However, the Staff has stated that "[i]n determining whether the focus of [proposals that make reference to environmental or public health issues] is a significant social policy issue, we consider both the proposal and the supporting statement as a whole." *Staff Legal Bulletin No. 14C* (June 28, 2005). Moreover, the Commission has stated that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the subject matter of the report is within the ordinary business of the issuer. *Exchange Act Release No. 20091* (Aug. 16, 1983).

We are aware that the Proposal includes some of the language with respect to which the Staff has previously concluded does not warrant exclusion under Rule 14a-8(i)(7). *DTE Energy Company* (Jan. 26, 2015) ("DTE Energy"). However, the Proposal includes additional language regarding products, services and technology that was not present in the DTE Energy proposal:

> "**Supporting Statement:** We recommend the assessment include analysis of revenue models for significant adoption of customer-sited solar and other applicable distributed generation resources (to be determined by management) using equipment owned by [The Company] or by partnering with third-party installers who either lease or sell the equipment to customers."

We believe that the focus in the above-quoted supporting statement on revenue models for customer-sited solar, company-owned equipment, and services provided pursuant to a partnership with third-party installers is a significant difference that distinguishes the Proposal from *DTE Energy*. Taking the Proposal and its supporting statements as a whole, we believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it addresses the offering of products and services to the Company's customers and relates to the Company's choice of technologies.

A. The Proposal Addresses Decisions Concerning the Products and Services Provided to the Company's Customers

The Proposal requests a report from the Company concerning products and services to be provided to customers. Specifically, it asks the Company to assess revenue models for how it could provide distributed generation resources to its customers either through equipment the Company owns or through a service the Company would provide through a partnership with third-party installers.

The Staff has consistently found that a proposal relates to a company's "ordinary business operations" where the proposal relates to particular products and services that a company offers. For example, in *Pepco Holdings, Inc.* (Feb. 18, 2011), the Staff concurred that a proposal was excludable under Rule 14a-8(i)(7) where the proposal urged the company to pursue the market for solar technology, noting that the proposal "relates to the products and services offered for sale by the company." *See also, Fifth Third Bancorp* (Jan. 28, 2013, *recon. denied* Mar. 4, 2013) ("Proposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)"); *Comcast Corporation* (Feb. 15, 2011, *recon. denied* Mar. 4, 2011) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the products offered for sale by Comcast); *Lowe's Companies, Inc.* (Mar. 18, 2010) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the manner in which Lowe's sold particular products); *The Home Depot, Inc.* (Jan. 25, 2008) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it related to the sale of particular products).

Like the proposals noted above where the Staff concurred that the proposals could be omitted because they related to the ordinary business decisions of selling products and customer relations, the Proposal addresses the Company's decisions to offer to its customers particular products and services such as customer sited solar generation (sometimes referred to as roof-top solar). The Proposal requests that the Company prepare a report assessing how the Company "is adapting (or could adapt), its business model to enable increased deployment of distributed low-carbon electricity generation resources. . . ." The Proposal also requests the assessment "include analysis of revenue models for significant adoption of customer-sited solar. . . *using equipment owned by [The Company]* or by partnering with third-party installers who *either lease or sell the equipment to customers*." (Emphasis supplied). Read as a whole, the Proposal focuses on the products and services sold to the Company's customers.

Further, the Proposal refers to power generation companies "already capitalizing on providing distributed solar generation and energy efficiency services to customers. . . ." By calling for a report which includes analysis of revenue models regarding the lease and sale of power generation equipment to customers, the Proposal seeks to inject shareholder oversight into the Company's decisions on whether and how the Company should offer such products to customers. The sale or lease of equipment to the Company's customers, and the provision of related services, whether through equipment owned by the Company, a partnership with third parties or otherwise, clearly concerns "the sale of particular products and services," decisions which are best left to management.

The focus of the Proposal on the Company's ordinary business operations is further made apparent by references in the Proposal to: credit downgrades for the "entire U.S. electric utility sector due to risk of rapidly improving solar power and energy storage technology"; a prediction that "solar systems and batteries will be disruptive technologies for utilities due to steeply declining costs"; and a suggestion that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure".

All of these statements taken together, particularly the focus on the assessment of revenue models for particular types of products and services, which is part of management's normal business operations, indicate that the Proponent is focused on distributed generation as an ordinary business opportunity, not as a social policy issue.

B. The Proposal Relates to the Company's Choice of Technologies

In addition, we believe the Proposal, read as a whole (including the language not present in the *DTE Energy* proposal), is also excludable under Rule 14a-8(i)(7) because it relates to the Company's choice of technologies for use in its operations. The Proposal asks for an analysis of how revenue would be affected by the significant adoption of certain electricity generation technology (specifically, customer-sited solar and similar generation resources) using equipment owned by the Company.

The Staff has previously concurred in the exclusion of proposals under Rule 14a-8(i)(7) because the proposals related to a company's choice of technologies for use in its operations. *See Dominion Resources, Inc.* (Feb. 14, 2014) (concurring that the shareholder proposal could be excluded under Rule 14a-8(i)(7) because it concerned the company's choice of technologies, where the proposal requested, among other things, a report on risks to the company's solar generation development plan and the benefits of increased solar generation); *FirstEnergy Corp.* (Mar. 8, 2013) (concurring in the exclusion of a proposal requesting a report on actions the company is taking or could take to diversify the company's energy resources to include increased energy efficiency and renewable energy resources, noting that proposals "that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)"); *AT&T Inc.* (Feb. 13, 2012) (concurring in the exclusion of a proposal calling for the company to publish a report disclosing actions it was taking to address inefficient consumption of electricity by set-top boxes, which proposal also requested information on company efforts to accelerate development and deployment of new energy efficient set-top boxes); *WPS Resources Corporation* (Feb. 16, 2001) (concurring in the exclusion of a proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to the company's choice of technologies). *Compare Dominion Resources, Inc.* (Feb. 27, 2014) (declining to concur in the exclusion of a proposal requesting a report on the climate change impacts of the company's use of biomass as an energy source).

Like the proposals noted above where the Staff concurred that the proposals could be omitted because they related to the ordinary business decisions of the choice of technologies to be used in a company's operations, the Proposal relates to the Company's choices as to which technologies it uses to generate electricity. Specifically, the Proposal appears aimed at promoting one particular technology – solar power. The Proposal's supporting statements refer to "rapidly improving solar power", "solar systems and batteries", "solar photovoltaic (PV) power costs", a "solar investment tax credit", and "revenue models for significant adoption of customer-sited solar . . . generation resources. . . ."

Taking the Proposal and its supporting statements as a whole, we believe the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) as relating to the Company's ordinary business operations because it relates to the Company's choice of technologies for use in its operations.

Conclusion

For the above-mentioned reasons, the Company respectfully requests the Staff to concur in the Company's view that the Proposal may be excluded from the 2016 proxy materials under Rule 14a-8(i)(7). We respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2016 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,



Robert J. Joseph

cc: Timothy P. Olson
Patrick Doherty

NAI-1500681687v3

EXHIBIT A

THOMAS P. DINAPOLI
STATE COMPTROLLER


EXCELSIOR

DIVISION OF CORPORATE GOVERNANCE
59 Maiden Lane-30th Floor
New York, NY 10038
Tel: (212) 383-1428
Fax: (212) 383-1331

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

November 5, 2015

Mr. Timothy P. Olsen
Corporate Secretary
Northwestern Corporation
3010 West 69th Street
Sioux Falls, South Dakota 57108

Dear Mr. Olsen:

The Comptroller of the State of New York, Thomas P. DiNapoli, is the trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Retirement System. The Comptroller has authorized me to inform of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank verifying the Fund's ownership of Northwestern Corporation shares, continually for over one year, is enclosed. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should Northwestern Corporation decide to endorse its provisions as company policy, the Comptroller will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 383-1428 and or email at pdoherty@osc.state.ny.us should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
Director of Corporate Governance

Whereas:

In May 2014, Barclays downgraded bonds for the entire U.S. electric utility sector due to risk of rapidly improving solar power and energy storage technologies.

A 2014 report by UBS found that solar systems and batteries will be disruptive technologies for utilities due to steeply declining costs.

In a recent analysis, Deutsche Bank predicts solar photovoltaic (PV) power costs will reach parity with average electricity prices (grid parity) in 36 U.S. states as soon as 2017, assuming today's 30% solar investment tax credit (ITC) is reduced to 10% in 2017 as current legislation stipulates.

The U.S. EPA recently released its final Clean Power Plan that requires states to achieve 32% GHG reductions on average nationwide (from 2005 levels), listing renewable energy as a key pillar of the plan.

94% of electric power industry representatives surveyed by PricewaterhouseCoopers predict that the power utility business model will be either completely transformed or significantly changed between today and 2030.

A November 2014 Moody's report indicated that "a proactive regulatory response to distributed generation is credit positive as it gives utilities improved rate designs and helps in the long-term planning for their infrastructure."

Navigant Research indicated that: "Utilities that proactively engage with their customers to accommodate distributed generation - and even participate in the market themselves - limit their risk and stand to benefit the most."

Electric power companies already capitalizing on providing distributed solar generation and energy efficiency services to customers include NRG Energy and Green Mountain Power.

The IPCC estimates that a 50% reduction in GHG emissions globally is needed by 2050 (from 1990 levels) to stabilize global temperatures, entailing a U.S. target reduction of 80%.

Resolved: With board oversight, assess how Northwestern is adapting (or could adapt) its business model to enable increased deployment of distributed low-carbon electricity generation resources as a means to reduce societal greenhouse gas emissions and protect shareholder value, and report to shareholders (at reasonable cost and omitting proprietary information) by September 1st, 2016.

Supporting Statement: We recommend the assessment include analysis of revenue models for significant adoption of customer-sited solar and other applicable distributed generation resources (to be determined by management) using equipment owned by [The Company] or by partnering with third-party installers who either lease or sell the equipment to customers.

J.P.Morgan

Charles Callahan

Vice President
CIB Client Service Americas

November 5, 2015

Mr. Timothy P. Olson
Corporate Secretary
NorthWestern Corporation
3010 West 69th Street
Sioux Falls, South Dakota 57108

Dear Mr. Olson:

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller, regarding confirmation from JP Morgan Chase that the New York State Common Retirement Fund has been a beneficial owner of NorthWestern Corporation continuously for at least one year as of and including November 5, 2015.

Please note that J.P. Morgan Chase, as custodian for the New York State Common Retirement Fund, held a total of 165,150 shares of common stock as of November 5, 2015 and continues to hold shares in the company. The value of the ownership stake continuously held by the New York State Common Retirement Fund had a market value of at least $2,000.00 for at least twelve months prior to, and including, said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,



Charles Callahan

cc: Patrick Doherty – NYSCRF
Eric Shostal – NYSCRF
Tana Harris - NYSCRF

4 Chase Metrotech Center 11th Floor, Brooklyn, NY 11245
Telephone: +1 212 623 0407 Facsimile: +1 718 242 1209 charles.callahan@jpmorgan.com
JPMorgan Chase Bank, N.A.